ABSA

RECEIVED
2007 OCT -2 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 6816
Fax 011 350 4009
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 6816
Faks 011 350 4009
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

26 September 2007 [redacted]

07027048

SUPPL

Office of International Corpora
Division of Corporate Finance
Securities and Exchange Com.
100 F Street NE, Mail Stop 362.
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of the appointment of Mr E Mondlane as an Independent Non-Executive Director of Absa Group and Absa Bank as published on the Johannesburg Securities Exchange's News Service (SENS) on Wednesday, 26 September 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

PROCESSED
OCT 04 2007
THOMSON
FINANCIAL

Yours faithfully

dw 10/3

W R SOMERVILLE
GROUP COMPANY SECRETARY

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or the Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

APPOINTMENT OF EDUARDO MONDLANE AS AN INDEPENDENT NON-EXECUTIVE DIRECTOR OF ABSA GROUP AND ABSA BANK

Eduardo Mondlane, Jr. has been appointed as an independent non-executive director on the boards of Absa Group and Absa Bank, with effect from 26 September 2007.

Mr Mondlane is managing director of Ninham Shand Mozambique Lda and is a consultant to various South African and multinational companies operating in sub-Saharan Africa. He has 25 years business development and governmental relations experience and extensive experience in regional infrastructure project development, principally in sub-Saharan Africa.

Enquiries
Gill Marcus
Chairperson
(+2711) 350-4337
E-mail: gill.marcus@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Johannesburg
26 September 2007

END